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REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

January 19, 2018

Confidential

Mail Stop 3561
Mr. Justin Dobbie
Mr. J. Nolan McWilliams

Mr. Abe Friedman
Ms. Theresa Brillant
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: iQIYI, Inc. (CIK No. 0001722608)
Response to the Staff's Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on December 6, 2017

Dear Mr. Dobbie, Mr. McWilliams, Mr. Friedman, and Ms. Brillant:

On behalf of our client, iQIYI, Inc., a company organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated January 2, 2018 on the Company's draft registration statement on Form F-1 confidentially submitted on December 6, 2017 (the "**Draft Registration Statement**"). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the "**Revised Draft Registration Statement**") and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as

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U.S. Securities and Exchange Commission
January 19, 2018
Page 2

amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. The Company will include the audited financial statements for the year ended December 31, 2017 in the registration statement before the offering is launched.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff's comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2017 and comparable financial information for the same period in 2016, and (ii) included other information and data to reflect recent developments.

General

1. **Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including accompanying captions. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.**

   The Company respectfully advises the Staff that the Company is in the process of preparing additional pictures or graphics to be presented in the prospectus, including accompanying captions. The Company confirms that it will provide mockups of any additional pictures or graphics to be presented, including accompanying captions, or include them in subsequent amendments to its Form F-1 as soon as such materials become available. The Staff's comment is noted.

2. **Refer to the statements attributed to Walkers relating to enforcement of U.S. judgments in the Cayman Islands (page 61) and voting rights (page 145). Please confirm that you will file the consent of Walkers with respect to these statements. Alternatively, please tell us why the consent of Walkers is not required by Rule 436 for these statements.**

   The Company confirms that it will file the consent of Walkers with respect to the statements referenced in the Staff's comment #2.

U.S. Securities and Exchange Commission
January 19, 2018
Page 3

3. **We note references to third-party market data throughout the prospectus, including references to the report you commissioned from iResearch. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.**

   In response to the Staff's comment, the Company has enclosed, as <u>Annex A</u> to this letter, relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement. Because some of the third-party materials are in Chinese, the Company has prepared English translations of the applicable portions of the third-party materials to facilitate the Staff's review.

Prospectus Summary, page 1

Business Overview, page 1

4. **Please define significant metrics, such as MAUs and DAUs at first use, or include a cross-reference to the definitions on page 7.**

   In response to the Staff's comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement by adding cross-references.

5. **Please balance your discussion of Baidu in this section by addressing the risks associated with operating as a stand-alone public company and being subject to Baidu's control by virtue of your dual-class voting structure. Please also address the challenges to your business associated with your primary competitors.**

   In response to the Staff's comment, the Company has added the referenced disclosure on pages 2 and 3 of the Revised Draft Registration Statement.

6. **We note your reference to your diversified monetization model in this section. Please revise to address the recent shift to a greater percentage of revenue from your membership services and whether and the extent to which you expect this trend to continue.**

   In response to the Staff's comment, the Company has added the referenced disclosure on pages 2 and 107 of the Revised Draft Registration Statement.

Risk Factors, page 15

7. **To the extent material, please describe the specific risks relating to customer and advertiser acceptance of your products and services. We note in this regard media accounts of the "Vivi" virtual assistant.**

U.S. Securities and Exchange Commission

In response to the Staff's comment, the Company has added the referenced disclosure on page 19 of the Revised Draft Registration Statement.

PRC regulation of loans to and direct investment in PRC entities, page 39

8. **Please place this risk factor in context by quantifying the statutory limits on loans and capital contributions to PRC subsidiaries that you reference in the carryover paragraph at the top of page 40. Please similarly revise the first bullet point and subsequent discussion on page 81.**

   In response to the Staff's comment, the Company has added the referenced disclosure on pages 41 and 87 of the Revised Draft Registration Statement.

Use of Proceeds, page 54

9. **Please quantify the anticipated net proceeds to be allocated to each of expanding and enhancing content, strengthening technologies, and working capital and general corporate purposes.**

   In response to the Staff's comment, the Company has added the referenced disclosure on page 56 of the Revised Draft Registration Statement.

10. **You state that PRC laws and regulations limit your ability to utilize the proceeds of this offering to make loans or capital contributions to PRC subsidiaries on satisfaction of government registration and approval requirements. Please place this disclosure in context by quantifying the amount of loans or capital contributions you may currently make to your PRC subsidiaries. To the extent you will be required to obtain additional approvals, please discuss how long you expect it will take and how likely it would be that you would receive the necessary approvals.**

    In response to the Staff's comment, the Company has added the referenced disclosure on pages 56 and 57 of the Revised Draft Registration Statement.

11. **To the extent material, please discuss whether the offering proceeds would have to be converted from U.S. dollars to Renminbi to be used as contemplated and whether and how PRC currency exchange regulations would apply.**

    In response to the Staff's comment, the Company has added the referenced disclosure on page 57 of the Revised Draft Registration Statement.

Contractual Arrangements with the Consolidated Affiliated Entities, page 64

Commitment Letter, page 66

U.S. Securities and Exchange Commission
January 19, 2018
Page 5

12. **Please clarify whether iQIYI, Inc. and Beijing QIYI Century have provided financial support to Beijing iQIYI under this commitment and, if so, quantify the amount of financial support forgiven to the extent material.**

    In response to the Staff's comment, the Company has added the referenced disclosure on page 69 of the Revised Draft Registration Statement.

Our Relationship with Baidu, page 69

13. **You state that you enjoy significant business synergies with Baidu. To the extent material, please quantify the estimated costs to you of the technology, management, human resources, and other support functions that you expect to establish not otherwise covered by the business cooperation agreement.**

The Company respectfully advises the Staff that the significant business synergies between Baidu and the Company are primarily in the form of complementary content offerings for users and cross-sale of each other's services, resulting from our respective massive user bases. The Company has generally operated its own technology, management, financial, legal and human resources functions separately from those of Baidu since the inception of the Company. Therefore, any diminishment in such significant business synergy will not by itself result in a material increase in the costs to the Company of the technology, management, human resources, and other support functions that the Company expects to establish and are not otherwise covered by the master business cooperation agreement.

The Company further advises the Staff that the Company has disclosed all known trends, if any, with respect to the future operating expenses of the Company in the Revised Draft Registration Statement.

The Company has revised the disclosure on page 72 of the Revised Draft Registration Statement.

14. **We note that Baidu has historically provided you with financial support, including substantial outstanding entrusted loans. Please discuss your agreements with or expectations regarding continued financial support from Baidu once you are a public company. To the extent some or all of this financial support will be replaced by other sources of funding, please revise to clarify. As appropriate, please revise your summary and risk factor disclosure accordingly.**

In response to the Staff's comment, the Company has added the referenced disclosure on pages 3, 18 and 72 of the Revised Draft Registration Statement.

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Management's Discussion and Analysis, page 73

Results of Operations

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Membership Services, page 78

15. **We note the increase in membership services was due to an increase in the number of subscribing members which includes individuals with trial memberships. In describing your change in membership services, please revise to also include just the number of paying subscribers for each respective period. Refer to SEC release 33-8350.**

The Company respectfully advises the Staff that the number of individuals with trial memberships has consistently only accounted for a small percentage (less than 10%) of the total number of subscribing members for the respective periods. The Company did not separately disclose the number of paying subscribers (that does not include individuals with trial memberships) because (i) a significant percentage of individuals with trial memberships eventually become paying subscribers, and (ii) the number of paying subscribers (that does not include individuals with trial memberships) for each respective period is not a key performance indicator that the management uses to monitor the business operation of the Company.

16. **We note your discussion in the Business section of average mobile and PC MAUs and DAUs, total hours of videos watched on your platform, as well as the average number of hours per day per user watching video content. Please tell us whether these are key metrics used by management to measure user engagement and to evaluate and monitor results and operations. If so, tell us what consideration was given to Section III B.1 of SEC Release No. 33-8350.**

The Company respectfully advises the Staff that among the referenced metrics, average mobile MAUs, average mobile DAUs and daily average total user time spent are key metrics used by management to monitor the Company's operating results. The Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Online Advertising Service, page 79

17. **We note you attribute the 66.2% increase in online advertising service revenue to an 80.3% increase in average brand advertising per brand advertiser. To the extent multiple factors contributed to a change in revenue for the current period, including offsetting factors, please provide those factors within your analysis.**

    In response to the Staff's comment, the Company has added the referenced disclosure on page 84 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission
January 19, 2018
Page 7

Cost of Revenue, page 79

18. **We note that cost of revenues in 2015 and 2016 exceeded total revenues primarily due to significant content and bandwidth costs. We also note that you expect these costs to continue to increase. In light of these factors, please include a discussion on whether you consider this a trend that is expected to continue or change, and if so, when, and also discuss the specific factors that constrain management's ability to reverse this trend. See Part I, Item 5.D of Form 20-F.**

    In response to the Staff's comment, the Company has added the referenced disclosure on pages 15 and 85 of the Revised Draft Registration Statement.

19. **We note per the footnote on page F-23 that produced content exceeding the total revenues to be earned is expensed as cost of revenues. If material, please quantify and discuss this amount in your discussion on changes in cost of revenue.**

    The Company respectfully advises the Staff that the expenses recorded in cost of revenues attributable to produced content exceeding the total revenues to be earned were not material in 2015, 2016 and the first nine months of 2017.

Content cost, page 79

20. **We note that content cost increased from 2015 to 2016 due to your rapid expansion of original content production as well as licensing of third-party professionally-produced or generated content. Please revise to quantify the amount of the increased content costs associated with each in accordance with Section III.D. of SEC Release No. 33-6835. In addition, please discuss the types of costs that comprise original content production costs, and discuss any material changes in these amounts.**

    In response to the Staff's comment, the Company has added the referenced disclosure on pages 80 and 84 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 80

21. **We note the working capital deficit for each year reported on the consolidated balance sheets. Please discuss (i) the reason for the deficit, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit. Refer to Part I, Item 5.B of Form 20-F.**

    In response to the Staff's comment, the Company has added the referenced disclosure on page 86 of the Revised Draft Registration Statement.

22. Please revise to provide disclosure regarding your liquidity and capital resources for the long term (beyond 12 months.) Refer to Part I, Item 5.B of Form 20-F.

In response to the Staff's comment, the Company has added the referenced disclosure on pages 20, 86 and 87 of the Revised Draft Registration Statement.

Net cash provided by operating activities, page 81

23. Your discussion in regard to cash of operating, investing and financing activities appears to be focused on how the amount of operating, investing and financing cash was derived for each respective period presented. Please provide a robust comparative analysis of material changes in net cash between comparable periods. Refer to Part I, Item 5 of Form 20-F.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 88 and 89 of the Revised Draft Registration Statement.

24. In connection with the comment above, your analysis should address the significant drivers underlying material changes in individual cash flow items cited and how they impact cash. Please note that merely citing items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify any variance factors cited, pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 88 and 89 of the Revised Draft Registration Statement.

Critical Accounting Policies

Licensed Copyrights, net, page 87

25. Please revise to disclose the factors impacting consumption patterns and the resulting difference in amortization methodology between "non-exclusive licensed copyrights" and "other non-exclusive licensed copyrights." Refer to section V. of SEC Release No. 33-8350 for guidance.

In response to the Staff's comment, the Company has revised the referenced disclosure on pages 96 and F-24 of the Revised Draft Registration Statement.

Business, page 98

26. Please provide summary information regarding the extent to which the company is dependent on contracts with customers, if they are material to your business or profitability in accordance with Part I, Item 4.B of Form 20-F.

The Company respectfully advises the Staff that the Company is not dependent on any contract with customers. For 2015, 2016 and the nine months ended September 30, 2017, the largest customer of the Company contributed 4.6%, 3.3% and 2.9% of the Company's total revenues during the respective periods.

Our Competitive Strengths, page 99

We Offer Premium Third-party Content, page 100

27. Please briefly describe what you mean by "long-tail content" and "long-tail content verticals."

In response to the Staff's comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.

Our Strategies, page 102

28. For each of the strategies you describe on pages 102-104, please quantify, if known, the estimated funds to pursue the strategy and the anticipated timeframe to implement.

In response to the Staff's comment, the Company has added the referenced disclosure on pages 110, 111 and 112 of the Revised Draft Registration Statement.

Membership Service, page 105

29. Please discuss all of the types of membership plans you provide, the material components of each plan, and the pricing for each plan.

In response to the Staff's comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement by adding the requested details regarding the Company's membership plans.

Regulation, page 117

Regulations on Foreign Exchange, page 124

30. Please discuss here the PRC regulations on and approvals required for uses of proceeds from offerings such as this, including the regulations on loans or capital contributions to your PRC subsidiaries. We note the cross-reference to this section following the discussion in Liquidity on pages 80-81.

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In response to the Staff's comment, the Company has added the referenced disclosure on pages 133, 134 and 135 of the Revised Draft Registration Statement.

Note 2: Summary of Significant Accounting Policies, page F-20

Revenue sharing arrangements

31. Please provide an accounting policy for revenue sharing arrangements, including the nature, timing, and measurement of these arrangements.

In response to the Staff's comment, the Company has provided an accounting policy for revenue sharing arrangements on page F-25 of the Revised Draft Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hoffman Cheong, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +8610-5815-2388 or via email at Hoffman.Cheong@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc: Robin Yanhong Li, Chairman of the Board of Directors, iQIYI, Inc
      Dr. Yu Gong, Chief Executive Officer, iQIYI, Inc.
      Xiaodong Wang, Chief Financial Officer, iQIYI, Inc.
      Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
      Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP
      Li He, Esq., Partner, Davis Polk & Wardwell LLP

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